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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ENERGY TRANSFER EQUITY, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
29273V100
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street
10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29273V100

1	NAMES OF REPORTING PERSONS: Dan L. Duncan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		38,976,090

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		38,976,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,976,090

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	29273V100

1	NAMES OF REPORTING PERSONS: Dan Duncan LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		38,976,090

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		38,976,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,976,090

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO - limited liability company

CUSIP No.	29273V100

1	NAMES OF REPORTING PERSONS: EPE Holdings, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13 4297068

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		38,976,090

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		38,976,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,976,090

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO-limited liability company

CUSIP No.	29273V100

1	NAMES OF REPORTING PERSONS: Enterprise GP Holdings L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20 2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		38,976,090

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		38,976,090

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,976,090

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Item 1. Security and Issuer
     This Schedule 13D relates to the common units (the “ETE Common Units”) representing limited partner interests in Energy Transfer Equity, L.P., a Delaware limited partnership (the “Issuer” or “ETE”), whose principal executive offices are located at 2838 Woodside Street, Dallas, Texas 75204.
Item 2. Identity and Background
     This Schedule 13D is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), Dan Duncan LLC, a Texas limited liability Company (“DD LLC”), EPE Holdings, LLC, a Delaware limited liability company (“EPE GP”) and Enterprise GP Holdings L.P., a Delaware limited partnership (“EPE”). Dan Duncan, DD LLC, EPE GP and EPE are collectively referred to herein as the “Reporting Persons.”
     Dan Duncan’s business address is 1100 Louisiana, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of EPE GP and the sole general partner of EPE.
     DD LLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD LLC. DD LLC owns 100% of the membership interests in EPE GP. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold equity interests in EPE and Enterprise Products Partners L.P. and other personal investments of Dan Duncan. DD LLC’s principal business address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.
     EPE GP owns a 0.01% general partner interest in EPE. EPE GP has no independent operations, and its principal functions are to directly and indirectly hold general partner interests in EPE. EPE GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPE currently owns a 34.9% membership interest in LE GP, LLC (the “Issuer GP”), the general partner of the Issuer, and 38,976,090 ETE Common Units. EPE has no independent operations, and its current principal functions are to directly hold (i) a 100% membership interest in Enterprise Products GP, LLC and 13,454,498 common units of Enterprise Products Partners L.P., (ii) a 100% membership interest in Texas Eastern Products Pipeline Company, LLC, the general partner of TEPPCO Partners, L.P., and common units of TEPPCO Partners L.P., and (iii) the 34.9% membership interest in the Issuer GP and 38,976,090 Common Units of the Issuer. EPE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPE GP and the managers and executive officers of DD LLC. There are no directors, managers or executive officers for EPE.
     During the last five years, no Reporting Person nor, to the best of their knowledge, any entity or person with respect to whom information is provided in Appendix A to this Schedule 13D in response to this Item, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The source of the funds used to purchase the ETE Common Units was borrowings under a Second Amended and Restated Credit Agreement, dated as of May 1, 2007, by and among Enterprise GP Holdings L.P., as Borrower, the Lenders named therein, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank, and The Bank of Nova Scotia, Sun Trust Bank and Mizuho Corporate Bank, Ltd., as Co-Documentation Agent (the “EPE Credit Agreement”). EPE borrowed approximately $1.65 billion under the EPE Credit Agreement to pay the cash purchase price for the acquisition of membership interests in the Issuer GP and the common units of ETE.

     A copy of the EPE Credit Agreement is included as Exhibit 99.1 to this Schedule 13D and is incorporated by reference into this Item. The foregoing description of the EPE Credit Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit.
Item 4. Purpose of the Transaction
     The purpose of the Reporting Persons' acquisition of the ETE Common Units on May 7, 2007 was to hold such units for investment purposes.
     In connection with the ETE Purchase Agreement (as defined in Item 5(c)), EPE entered into an Amended and Restated Limited Liability Company Agreement of the Issuer GP (the “LE GP LLC Agreement”). Pursuant to the LE GP LLC Agreement, EPE has the right to acquire additional equity units representing membership interests of the Issuer GP (“GP Equity Units”) issued by the Issuer GP in accordance with the proportion of our membership interest to the total number of GP Equity Units outstanding as of the date of the determination (the “Sharing Ratio”). In addition, EPE has a right of first refusal in the event another member elects to sell all or a portion of its membership interest unless such transfer is a permitted transfer under the LE GP LLC Agreement.
     In addition, if any members owning 80% or more of the membership interests propose to transfer 80% or more of the outstanding membership interests, such members may at their option require all members to transfer an amount equal to their Sharing Ratio multiplied by a fraction, the numerator being the number of units proposed to be sold and the denominator being the total number of units outstanding as of the date of such determination (the “Drag-Along Right”). If any members propose to transfer 50% or more of the outstanding membership interests in a sale to a third party, then each member may elect, at its option, to transfer an amount of its GP Equity Units to the third party determined by multiplying its GP Equity Units by a fraction, the numerator of which is the maximum number of GP Equity Units that the third party buyer is willing to purchase and the denominator of which is the number of GP Equity Units held by all members electing to participate in the sale (the “Tag-Along Right”).
     In the event any member or its affiliates sells or otherwise disposes of at least 10% of the ETE Common Units owned, directly or indirectly, by such member as of the date of the LE GP LLC Agreement, other than through transfers to wholly-owned affiliates of such member, the other members have the right to purchase a portion of the units held by such member (the “Purchase Option”). The number of GP Equity Units that a member may purchase pursuant to the Purchase Option will be equal to (i) a fraction, the numerator of which is the number of ETE Common Units sold and the denominator of which is the number of ETE Common Units originally owned, directly or indirectly, by such member as of the date of the LE GP LLC Agreement, multiplied by (ii) the GP Equity Units originally owned by such member as of the date of the LE GP LLC Agreement. The purchase price for GP Equity Units purchased pursuant to the Purchase Option will be based upon the fair market value of the ETE Common Units during the ten trading days prior to the notice of the Purchase Option.
     Certain members of the Issuer GP have a put option to require the Issuer GP to acquire all of their membership interests if (i) with respect to Davis (as defined in Item 5(c)), Kelcy Warren ceases to own at least 20% of the membership interests of the Issuer GP, and (ii) with respect to NGP (as defined in Item 5(c)), NGP ceases to own any ETE Common Units.
     In connection with the ETE Purchase Agreement, EPE also entered into a Unitholder Rights and Restrictions Agreement, dated as of May 7, 2007 (the “ETE Unitholder Agreement”), between ETE, EPE, Davis and NGP. Under this agreement, EPE, Davis and NGP each agree not to transfer ETE Common Units held by the parties as of the date of this agreement for a period of six months from the date of the agreement (the “Initial Restricted Period”), and, with respect to 50% of such ETE Common Units, for twelve months after the date immediately after the end of the Initial Restricted Period; provided, however, parties may (i) sell or otherwise transfer their ETE Common Units to their respective affiliates that agree in writing with ETE to be bound by the terms of the ETE Unitholder Agreement, (ii) pledge their ETE Common Units as security for bona fide loans, letters of credit, interest rate or other hedging transactions and related fees, costs, indemnities and other obligations from one or more third parties who are not affiliates of such party, or (iii) sell all or a portion of their ETE Common Units, as a result of any divestiture ordered by, or agreed to with, a governmental authority. These restrictions also do not restrict or affect the manner of sale or other disposition of any ETE Common Units in connection with any foreclosure or other disposition after default of a lender or other counterparty in connection with the pledge of such securities for bona fide loans, letters of credit, interest rate or other hedging transactions and related fees, costs, indemnities and other obligations from one or more third parties who are not affiliates of such party.

     After the Initial Restricted Period, EPE has certain demand and piggyback registration rights with respect to the ETE Common Units acquired by EPE.
     The ETE Unitholder Agreement provides that unless (i) EPE has the prior written consent of ETE or (ii) EPE is making an offer and sale pursuant to an underwritten offering, EPE shall not sell, or offer to sell, after the end of the Initial Restricted Period, ETE Common Units on the New York Stock Exchange (“NYSE”) or any other public market upon which the ETE Common Units are then traded, on any trading day in an amount in excess of 10% of the average daily trading volume of the ETE Common Units on the NYSE, or such other market, for the previous ten trading days, or such other amount as may be mutually agreed upon in writing by ETE and EPE.
     The ETE Unitholder Agreement further provides that from the date of this agreement through the date three years from the date of this agreement, we shall not, and agree to cause our Affiliates not to, directly or indirectly without the prior written consent of the board of directors of the Issuer GP: (i) in any manner acquire, agree to acquire or make a proposal to acquire any ETE Common Units or other securities or other property of ETE, Energy Transfer Partners, L.P. (“ETP”) or any of their respective affiliates if such acquisition would cause us and our affiliates to collectively own ETE Common Units in excess of 49.9% of the then outstanding ETE Common Units, or (ii) form or join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of ETE, ETP or any of their respective affiliates, other than a “group” consisting of one or more of the members of the general partner of ETE or ETP or EPE and EPE’s affiliates.
     Based on EPE’s equity ownership of ETE Common Units and membership interests in the Issuer GP acquired pursuant to the ETE Purchase Agreement, and the foregoing limitations and other contractual rights under these transaction documents, we will not have any rights to exercise control over ETE or the Issuer GP.
     Copies of the ETE Purchase Agreement, the LE GP LLC Agreement and the ETE Unitholder Agreement are filed as Exhibits 99.3, 99.4 and 99.5 to this Current Report on Form 8-K, respectively, and are incorporated by reference into this Item.
     Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the ETE Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) EPE holds directly 38,976,090 ETE Units, representing 17.6% of the outstanding ETE Units. EPE GP is the general partner of EPE. DD LLC owns 100% of EPE GP. Dan Duncan, DD LLC and EPE GP each indirectly hold the 38,976,090 ETE Units as a result of the foregoing.
     (b) EPE has the sole power to direct the voting and disposition of the 38,976,090 ETE Units. Dan Duncan, DD LLC and EPE GP each have shared power to direct the voting and disposition of the 38,976,090 ETE Units.
     (c) On May 7, 2007, we entered into a Securities Purchase Agreement (the “ETE Purchase Agreement”) by and among EPE, Natural Gas Partners VI, L.P. (“NGP”), Ray C. Davis (“Davis”), Avatar Holdings, LLC (“Avatar LLC”), Avatar Investments, LP (“Avatar LP”), Lon Kile (“Kile”), MHT Properties, Ltd. (“MHT Properties”) and P. Brian Smith Holdings, LP (“Smith Holdings”), and the Issuer GP, pursuant to which EPE purchased Equity Units representing membership interests (the “GP Interests”) of the Issuer GP from Davis and NGP, and ETE Common Units from Davis, Avatar LLC, Avatar LP, NGP, Kile, MHT Properties and Smith Holdings. Following the transaction, including a redemption of certain Equity Units of the Issuer GP in exchange for ETE Common Units, we own approximately 34.9% of the membership interests in the Issuer GP and 38,976,090 ETE Common Units representing approximately 17.6% of the outstanding limited partner interests in ETE. Except as otherwise set forth herein, none of the Reporting Persons has effected any transactions in ETE Common Units in the past 60 days.

     (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Units beneficially owned by the Reporting Persons.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The summaries of the LE GP LLC Agreement and the ETE Unitholder Agreement above in Item 4 are incorporated by reference into this Item 6. Based on EPE’s current equity ownership of ETE Common Units and the membership interests in LE GP, LLC acquired pursuant to the ETE Purchase Agreement, and the foregoing limitations and other contractual rights under these transaction documents, EPE will not have any rights to exercise control over ETE or LE GP, LLC.
     Copies of the LE GP LLC Agreement and the ETE Unitholder Agreement are included as exhibits to this Schedule 13D and are incorporated by reference into this Item. The foregoing descriptions of the LE GP LLC Agreement and the ETE Unitholder Agreement do not purport to be complete and are qualified in their entirety by reference to such exhibits.
Item 7. Material to be Filed as Exhibits
99.1	Second Amended and Restated Credit Agreement, dated as of May 1, 2007, by and among Enterprise GP Holdings L.P., as Borrower, the Lenders named therein, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank, and The Bank of Nova Scotia, Sun Trust Bank and Mizuho Corporate Bank, Ltd., as Co-Documentation Agent. (incorporated by reference to Exhibit 10.5 to EPE’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.2	Pledge and Security Agreement (ETE) between Enterprise GP Holdings L.P., as Pledgor and Citigroup North America, Inc., in its capacity as Administrative Agent, as Secured Party, dated as of May 1, 2007.

99.3	Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., Natural Gas Partners VI, L.P., Ray C. Davis, Avatar Holdings, LLC, Avatar Investments, LP, Lon Kile, MHT Properties, Ltd., P. Brian Smith Holdings, LP., and LE GP, LLC (incorporated by reference to Exhibit 10.1 to EPE’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.4	Amended and Restated Agreement of Limited Liability Company Agreement of LE GP, LLC dated as of May 7, 2007 (incorporated by reference to Exhibit 10.2 to EPE’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.5	Unitholder Rights and Restrictions Agreement, dated May 7, 2007, by and among Energy Transfer Equity, L.P., Enterprise GP Holdings L.P., Ray C. Davis and Natural Gas Partners VI, L.P. (incorporated by reference to Exhibit 10.3 to EPE’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.6	Joint Filing Agreement, dated May 17, 2007.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2007	/s/ Dan L. Duncan

Dan L. Duncan

Dated: May 17, 2007	DAN DUNCAN LLC

	By:	/s/ Richard H. Bachmann

Richard H. Bachmann
Executive Vice President

Dated: May 17, 2007	EPE HOLDINGS, LLC

	By:	/s/ Richard H. Bachmann

Richard H. Bachmann
Executive Vice President

Dated: May 17, 2007	ENTERPRISE GP HOLDINGS L.P.

By: EPE HOLDINGS, LLC

	By:	/s/ Richard H. Bachmann

Richard H. Bachmann
Executive Vice President

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPE HOLDINGS, LLC
     Directors and Executive Officers of EPE Holdings, LLC (“EPE GP”). Set forth below is the name, current business address, citizenship, position with EPE GP and the present principal occupation or employment of each director and executive officer of EPE GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPE GP; Other Present Principal Occupation

Randa Duncan Williams	Director

O. S. Andras	Director

Thurmon Andress	Director

Charles E. McMahen	Director

W. Matt Ralls	Director

Edwin E. Smith	Director

Michael A. Creel	Director;

President and Chief Executive Officer

Richard H. Bachmann	Director;

Executive Vice President, Chief Legal Officer and Secretary

W. Randall Fowler	Director;

Senior Vice President, Chief Financial Officer and Treasurer

Michael J. Knesek	Senior Vice President, Principal Accounting Officer and Controller

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation

Dan L. Duncan	President and Manager;

Chairman and Director of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Secretary and Manager;

Executive Vice President, Secretary and Chief Legal Officer of EPCO, Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Executive Vice President and Manager;

President and Chief Executive Officer and Director of EPCO

EXHIBIT INDEX
99.1	Second Amended and Restated Credit Agreement, dated as of May 1, 2007, by and among Enterprise GP Holdings L.P., as Borrower, the Lenders named therein, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank, and The Bank of Nova Scotia, Sun Trust Bank and Mizuho Corporate Bank, Ltd., as Co-Documentation Agent. (incorporated by reference to Exhibit 10.5 to EPE’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.2	Pledge and Security Agreement (ETE) between Enterprise GP Holdings L.P., as Pledgor and Citigroup North America, Inc., in its capacity as Administrative Agent, as Secured Party, dated as of May 1, 2007.

99.3	Securities Purchase Agreement, dated as of May 7, 2007, by and among Enterprise GP Holdings L.P., Natural Gas Partners VI, L.P., Ray C. Davis, Avatar Holdings, LLC, Avatar Investments, LP, Lon Kile, MHT Properties, Ltd., P. Brian Smith Holdings, LP., and LE GP, LLC (incorporated by reference to Exhibit 10.1 to EPE’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.4	Amended and Restated Agreement of Limited Liability Company Agreement of LE GP, LLC dated as of May 7, 2007 (incorporated by reference to Exhibit 10.2 to EPE’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.5	Unitholder Rights and Restrictions Agreement, dated May 7, 2007, by and among Energy Transfer Equity, L.P., Enterprise GP Holdings L.P., Ray C. Davis and Natural Gas Partners VI, L.P. (incorporated by reference to Exhibit 10.3 to EPE’s Current Report on Form 8-K filed with the Commission on May 10, 2007).

99.6	Joint Filing Agreement, dated May 17, 2007.